                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          LightTouch Vein & Laser, Inc.
                                (Name of Issuer)

                             Shares of Common Stock
                         (Title of Class of Securities)

                                   523364 20 7
                                 (CUSIP number)

                               Edmund H. Shea, Jr.

C/o J.F. Shea Co., Inc. , 644 Brea Canyon Road, Walnut, CA 91789, (909) 594-9500
 (Name, address and telephone number of person authorized to receive notices and communications)

                                September 1, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of 15 Pages)




----------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 2 of 15 Pages



                                  SCHEDULE 13D

For J.F. Shea Company:
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON       J.F. Shea Co., Inc.
           S.S. OR I.R.S. IDENTIFICATION NO.        94-1530032

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada
----------------------------------------------------------------- --------------

  NUMBER OF   7      SOLE VOTING POWER

     SHARES          1,255,855
              ------------------------------------------------------------
BENEFICIALLY  8      SHARED VOTING POWER

   OWNED BY          0
              ------------------------------------------------------------
       EACH   9      SOLE DISPOSITIVE POWER

  REPORTING          1,255,855
              ------------------------------------------------------------
     PERSON   10     SHARED DISPOSITIVE POWER

       WITH:         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           1,255,855
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.74%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

                                                             Page 3 of 15 Pages



For Edmund H. Shea, Jr.:

--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON       Edmund H. Shea, Jr.
           S.S. OR I.R.S. IDENTIFICATION NO.


--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
  NUMBER OF   7      SOLE VOTING POWER

     SHARES          0
              ------------------------------------------------------------------
BENEFICIALLY  8      SHARED VOTING POWER

   OWNED BY   1,255,855 (Includes 1,255,855 shares owned by J.F. Shea Co., Inc.)
              ------------------------------------------------------------------
       EACH   9      SOLE DISPOSITIVE POWER

  REPORTING          0
              ------------------------------------------------------------------
     PERSON   10     SHARED DISPOSITIVE POWER

       WITH:  1,255,855 (Includes 1,255,855 shares owned by J.F. Shea Co., Inc.)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           1,255,855 (Includes 1,255,855 shares owned by J.F. Shea & Co., Inc.)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.74% (Including J.F. Shea Co., Inc. shares)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                                                             Page 4 of 15 Pages



For  Peter O. Shea:

--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON       Peter O. Shea
           S.S. OR I.R.S. IDENTIFICATION NO.


--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
  NUMBER OF   7      SOLE VOTING POWER

     SHARES          0
              ------------------------------------------------------------------
BENEFICIALLY  8      SHARED VOTING POWER

   OWNED BY   1,255,855 (Includes 1,255,855 shares owned by J.F. Shea Co., Inc.)
              ------------------------------------------------------------------
       EACH   9      SOLE DISPOSITIVE POWER

  REPORTING          0
              ------------------------------------------------------------------
     PERSON   10     SHARED DISPOSITIVE POWER

       WITH:  1,255,855 (Includes 1,255,855 shares owned by J.F. Shea Co., Inc.)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           1,255,855 (Includes 1,255,855 shares owned by J.F. Shea Co., Inc.)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.74% (Including J.F. Shea Co., Inc.)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                                                             Page 5 of 15 Pages



For James G. Shontere:

--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON       James G. Shontere
           S.S. OR I.R.S. IDENTIFICATION NO.


--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
----------------------------------------------------------------- --------------
  NUMBER OF   7      SOLE VOTING POWER

     SHARES          0
              ------------------------------------------------------------------
BENEFICIALLY  8      SHARED VOTING POWER

   OWNED BY   1,255,855 (Includes 1,255,855 shares owned by J.F. Shea Co., Inc.)
              ------------------------------------------------------------------
       EACH   9      SOLE DISPOSITIVE POWER

  REPORTING          0
              ------------------------------------------------------------------
     PERSON   10     SHARED DISPOSITIVE POWER

       WITH:  1,255,855 (Includes 1,255,855 shares owned by J.F. Shea Co., Inc.)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           1,255,855 (Includes 1,255,855 shares owned by J.F. Shea & Company)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.74% (Including J.F. Shea Co., Inc. shares)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                                                             Page 6 of 15 Pages


For John F. Shea:

--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON       John F. Shea
           S.S. OR I.R.S. IDENTIFICATION NO.


--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
----------------------------------------------------------------- --------------
  NUMBER OF   7      SOLE VOTING POWER

     SHARES         0
              ------------------------------------------------------------------
BENEFICIALLY  8      SHARED VOTING POWER
   OWNED BY   1,255,855 (Includes 1,255,855 shares owned by J.F. Shea Co., Inc.)
              ------------------------------------------------------------------
       EACH   9      SOLE DISPOSITIVE POWER

  REPORTING          0
              ------------------------------------------------------------------
     PERSON   10     SHARED DISPOSITIVE POWER

       WITH:  1,255,855 (Includes 1,255,855 shares owned by J.F. Shea Co., Inc.)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           1,255,855 (Includes 1,255,855 shares owned by J.F. Shea Co., Inc.)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.74% (Including J.F. Shea Co., Inc. shares)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                                                             Page 7 of 14 Pages



Item 1.    SECURITY AND ISSUER

           This statement relates to certain shares of common stock (the "Shares") of LightTouch Vein & Laser, Inc., a Nevada corporation (the "Company") with its principal executive offices at 414 Glenwood Avenue, Suite 105, Raleigh, North Carolina 27603

ITEM 2.  IDENTITY AND BACKGROUND.

           For J.F. Shea Co., Inc.:

           (a)       Name

                     J. F. Shea Co., Inc., a Nevada corporation

           (b)       Residence or Business Address

                     644 Brea Canyon Road
                     Walnut, CA 91789


           (c)       Principal Business and
                     Address of Principal Business Office

                     Heavy Construction, Land Development, Venture Capital
                     Company

                     644 Brea Canyon Road
                     Walnut, CA 91789

           (d)       Past Criminal Convictions

                     None

           (e) Past Civil Proceedings or Administrative Proceedings Related to Federal or State Securities Laws Resulting in a Judgment, Decree or Final Order Finding Violations or Enjoining Future Violations of Such Laws

                     None

           (f)       State of Organization

                     Nevada

                                                             Page 8 of 15 Pages



           For John F. Shea:

           (a)       Name

                     John F. Shea, President and Director of J.F. Shea Co., Inc.

           (b)       Residence or Business Address

                     644 Brea Canyon Road
                     Walnut, CA 91789


           (c)       Principal Business and
                     Address of Principal Business Office

                     President and Director of J. F. Shea Co., Inc.

                     644 Brea Canyon Road
                     Walnut, CA 91789

           (d)       Past Criminal Convictions

                     None

           (e) Past Civil Proceedings or Administrative Proceedings Related to Federal or State Securities Laws Resulting in a Judgment, Decree or Final Order Finding Violations or Enjoining Future Violations of Such Laws

                     None

           (f)       Citizenship

                     United States of America

                                                             Page 9 of 15 Pages


           For Edmund H. Shea

           (a)       Name

                     Edmund H. Shea, Vice President and Director of J.F. Shea Co., Inc.

           (b)       Residence or Business Address

                     644 Brea Canyon Road
                     Walnut, CA 91789

           (c)       Principal Business and
                     Address of Principal Business Office

                     Vice President and Director of J. F. Shea Co., Inc.

                     644 Brea Canyon Road
                     Walnut, CA 91789

           (d)       Past Criminal Convictions

                     None

           (e) Past Civil Proceedings or Administrative Proceedings Related to Federal or State Securities Laws Resulting in a Judgment, Decree or Final Order Finding Violations or Enjoining Future Violations of Such Laws

                     None

           (f)       Citizenship

           United States of America

                                                             Page 10 of 15 Pages

           For Peter O. Shea:

           (a)       Name

                     Peter O. Shea, Vice President and Director of J.F. Shea Co., Inc.

           (b)       Residence or Business Address

                     644 Brea Canyon Road
                     Walnut, CA 91789

           (c)       Principal Business and
                     Address of Principal Business Office

                     Vice President and Director of J.F. Shea Co., Inc.

                     644 Brea Canyon Road
                     Walnut, CA 91789

           (d)       Past Criminal Convictions

                     None

           (e) Past Civil Proceedings or Administrative Proceedings Related to Federal or State Securities Laws Resulting in a Judgment, Decree or Final Order Finding Violations or Enjoining Future Violations of Such Laws

                     None

           (f)       Citizenship

                     United States of America

                                                            Page 11 of 15 Pages





           For James G. Shontere:

           (a)       Name

                     James G. Shontere, Secretary and Director of
                     J.F. Shea Co., Inc.

           (b)       Residence or Business Address

                     644 Brea Canyon Road
                     Walnut, CA 91789

           (c)       Principal Business and
                     Address of Principal Business Office

                     Secretary and Director of J.F. Shea Co., Inc.

                     644 Brea Canyon Road
                     Walnut, CA 91789

           (d)       Past Criminal Convictions

                     None

           (e) Past Civil Proceedings or Administrative Proceedings Related to Federal or State Securities Laws Resulting in a Judgment, Decree or Final Order Finding Violations or Enjoining Future Violations of Such Laws

                     None

           (f)       Citizenship

                     United States of America


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           For all persons listed in Item 2 above:

           The securities were acquired as a result of the merger (the "Merger") of Vanishing Point, Inc. ("Vanishing Point") and a wholly-owned subsidiary of the Company, pursuant to which Vanishing Point became a wholly-owed subsidiary of the Company and shares of the Company's common stock ("Shares") were issued to stockholders of Vanishing Point in consideration for the cancellation of their stock in Vanishing Point.

                                                            Page 12 of 15 Pages



ITEM 4.  PURPOSE OF TRANSACTION.

           For all persons listed in Item 2 above:

           J. F. Shea Co., Inc. has acquired the Shares as a result of the Merger.

           J. F. Shea Co., Inc. intends continuously to review its investments in the Company and may from time to time acquire or dispose of Shares of the Company, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting J. F. Shea Co., Inc. or the Company.

           The board of directors of the Company has changed pursuant to the terms of the Merger, but J. F. Shea Co., Inc. has no current plan to make any further change to the board of directors of the Company.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

           For J. F. Shea Co., Inc.:

           (a)  Amount Beneficially Owned:

           J. F. Shea & Company is the beneficial owner of 1,255,855 Shares, or 6.74% of the outstanding Shares of Common Stock of the Company, after giving effect to the Merger.


           (b) Number of shares as to which such person has:

                      (i)        Sole power to vote or direct the vote:
                                 1,255,855

                      (ii)       Shared power to vote or direct the vote: 0

                      (iii) Sole power to dispose or direct the disposition of: 1,255,855

                      (iv)       Shared power to dispose or direct the
                                 disposition of: 0

           (c) Neither J. F. Shea Co., Inc. nor any of the other persons listed in Item 2 above has had any transaction involving stock of the Company during the last 60 days.

           (d)        Not applicable

           (e)        Not applicable

                                                            Page 13 of 15 Pages

           For John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G.
           Shontere:

           (a)  Amount Beneficially Owned:

           John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere are each the beneficial owner of 1,255,855 Shares, or 6.74% of the outstanding Shares of Common Stock of the Company, after giving effect to the Merger. Such Shares include 1,255,855 shares owned by J. F. Shea Co., Inc. of which the above-named persons are executive officers and directors.

           (b) Number of shares as to which such person has:

                      (i)        Sole power to vote or direct the vote:
                                 0

                      (ii)       Shared power to vote or direct the vote:
1,255,855 (Includes 1,255,855 shares owned by J. F. Shea Co., Inc.)

                      (iii) Sole power to dispose or direct the disposition of: 0

                      (iv) Shared power to dispose or direct the disposition of: 1,255,855 (Includes 1,255,855 shares owned by J.F. Shea Co.,
                Inc.)

           (c) None of John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere has had any transaction involving stock of the Company during the last 60 days.

           (d)        Not applicable

           (e)        Not applicable


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

           For all persons listed in Item 2 above:

           The Company entered into a Voting Agreement (the "Voting Agreement") with certain stockholders of the Company who own in the aggregate, approximately 70% of the issued and outstanding common stock of the Company, pursuant to which, as described below, such stockholders of the Company agreed to vote their shares of the Company, in all elections of directors that take place between the date of the Merger and the second anniversary of the Merger, for the persons designated in accordance with such Voting Agreement.

           The Voting Agreement provides that each of the parties thereto will vote all shares of the common stock of the Company now or hereafter owned or controlled by them to elect as directors (a) one individual designated by Jerome Capital, LLC, (b) one individual designated by Venture Strategy Partners, LP, (c) one individual designated jointly by Jerome Capital, LLC and Venture Strategy Partners, LP, and (d) two individuals jointly designated by Gregory Martini and Plymouth Partners, for election after the date of the Merger at any meeting of the stockholders of the Company or in any consent in lieu of a meeting of the stockholders of the Company during the two year term of the Voting Agreement. Effective at the time that the Merger became effective, the sole director of the Company, Gregory Martini, appointed Halley Faust (as designee of Jerome Capital LLC), Joanna Rees Gallanter (as designee of Venture Strategy Partners, L.P., Melisse Shaban (as designee of Jerome Capital LLC and Venture Strategy Partners, LP), and an additional designee of Gregory Martini and Plymouth Partners) to vacancies on the board of directors; Mr. Martini is the other director jointly designated by Mr. Martini and Plymouth Partners.

           A copy of the Voting Agreement, including the names of each of the stockholders who are parties thereto, is incorporated by reference as an exhibit hereto.

                                                            Page 14 of 15 Pages



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           A copy of the Merger Agreement, which was filed as an Exhibit to the Form 8-K filed by the Company on August 15, 2000, as of September 1, 2000, including the names of each of the stockholders who are parties thereto, is incorporated by reference as an exhibit to this Schedule 13D.

           A copy of the Voting Agreement, which was filed as an Exhibit to the Form 8-K filed by the Company on August 15, 2000, as of September 1, 2000, including the names of each of the stockholders who are parties thereto, is incorporated by reference as an exhibit to this Schedule 13D.



                                      * * *

           This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


Note 1: According to the Form 8-K filed by the Company on August 15, 2000, as of September 1, 2000 there were outstanding and entitled to vote 18,936,539 shares of Common Stock of the Company.

                                                            Page 15 of 15 Pages



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

J. F. Shea & Company


By:  /s/ Edmund H. Shea
     -------------------------------------
Its Vice President

     /s/ John F. Shea
     -------------------------------------
         John F. Shea

     /s/ Edmund H. Shea
     -------------------------------------
         Edmund H. Shea

     /s/ Edmund H. Shea, Jr.
     -------------------------------------
         Edmund H. Shea, Jr.

     /s/ Peter O. Shea
     -------------------------------------
         Peter O. Shea

     /s/ James G. Shontere
     -------------------------------------
         James G. Shontere

Dated:  September 11, 2000